Structured investments                                          MorganStanley
                                                                     SmithBarney

                                          Free Writing Prospectus
                                          Registration Statement No. 333-156423
                                          Dated May 19, 2010
Leveraged Performance: PLUS(SM)           Filed Pursuant to Rule 433

This material is not a product of Morgan Stanley's or Citigroup's Research
Department and you should not regard it as a research report.
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INNOVATIVE WAYS TO PURSUE YOUR INVESTMENT STRATEGY

INTRODUCTION TO

PERFORMANCE LEVERAGED UPSIDE SECURITIES(SM) (PLUS)

BULL PLUS

BUFFERED PLUS

BEAR PLUS

WHO SHOULD CONSIDER INVESTING IN PLUS?

SELECTED RISK CONSIDERATIONS
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Innovative Ways To Pursue Your Investment Strategy

Morgan Stanley Structured Investments offer investors a range of investment opportunities with innovative features, both in terms of structure and underlying asset class exposure, providing clients with the building blocks they need to pursue their specific financial goals.

The Structured Investments Team creates and delivers investments tailored to meet different investment objectives for many types of investors--from principal preservation-focused clients to those who are more growth-oriented and willing to take on greater risk. The innovative features of these securities are represented by five basic objectives--Principal Protected,
Partial Principal Protected, Leveraged, Enhanced Yield, Performance and
Access.

Structured Investments can be offered in a variety of forms, such as certificates of deposit, units or warrants, but are most commonly offered as senior unsecured notes with returns linked to the performance of individual or combinations of underlying assets--some which may be difficult for individual investors to access through traditional means--including equities, commodities, currencies and interest rates.

Investing in Structured Investments involves risks, including the credit risk of the issuer and other risks that are not associated with investments in ordinary fixed-rate debt securities. Please read and consider the risk factors set forth under "Selected Risk Considerations" as well as the specific risk factors contained in the offering document for any specific Structured
Investment.

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* Enhanced Yield Structured Investments are often linked to a single stock, which increases risk in the underlying asset, but some Enhanced Yield structures can be principal protected, which results in lower risk to the principal amount invested. Depending on the features of a particular offering,
Enhanced Yield and Leveraged Performance offerings are often equally as aggressive.

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Introduction to PLUS

Performance Leveraged Upside SecuritiesSM (PLUS) is a Leveraged Performance
strategy that can be used to build better diversified portfolios.

Using PLUS as an enhanced alternative to passive investments such as ETFs or
Index Funds

PLUS offer investors an opportunity to enhance portfolio returns without increasing overall downside risk relative to a direct investment in the underlying asset. In exchange for leverage within a range of performance, most
PLUS returns are capped at maturity. Similar to traditional investments, PLUS generally have one-for-one downside exposure.

Using PLUS as a portfolio allocation tool

To assist in portfolio allocation, Morgan Stanley regularly offers PLUS tied to the performance of major benchmark indices such as the S-and-P 500,([R]) Dow
Jones Industrial Average,(SM) NASDAQ 100,([R]) MSCI Emerging Markets Index([R])
and MSCI EAFE Index,([R]) as well as more tactical PLUS related to current market themes.

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KEY FEAtURES

[]   Leveraged upSide expoSure within a range of price performance

[]   SimiLar downSide riSk to owning an investment directly with one-for-one downside exposure

[]   Most PLUS have maturities of approximately 13--24 monthS
--------------------------------------------------------------------------------

Investing in pLuS involves risks. See "Selected risk considerations."
Asset Allocation does not assure a profit or protect against loss in declining financial markets.
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Bull PLUS

Enhanced upside exposure subject to a maximum return at maturity, full downside risk

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For investors who believe markets will appreciate in the near term, Bull PLUS generally pay double or triple the price return of the underlier up to a cap at maturity. In moderately bullish markets, the leverage feature can generate outperformance relative to a direct investment.

For more cautious investors, the leverage factor means fewer dollars may be allocated to an underlying strategy to drive comparable upside returns, subject to the cap at maturity -- freeing up assets for other investments. This approach may reduce overall losses in the investor's portfolio if the underlier depreciates at maturity.

Similar to traditional investments, Bull PLUS do not provide protection against a market decline.

SAMPLE TERMS

---------------------------------------
UNDERLIER                      XYZ
---------------------------------------
MATURITY                    13 Months
---------------------------------------
UPSIDE LEVERAGE               200%
---------------------------------------
MAXIMUM PAYMEnT AT MATuRITY   116%
---------------------------------------
DOWNSIDE RISk                 100%
---------------------------------------
This example is for hypothetical purposes only.
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BULL PLUS SAMPLE RETURNS AT MATURITY

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Investors can use Bull PLUS to complement existing long market exposure. For example, an investor may choose to replace 20% of an allocation in a broad market index with a PLUS based on the same index. This strategy enables an investor to enhance overall portfolio performance in moderately bullish markets without increasing overall downside risk.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.
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Buffered PLUS

Enhanced upside exposure subject to a maximum return at maturity, limited protection against downside risk

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Investors who are not comfortable retaining full downside exposure may choose
Buffered PLUS.

Typically offered on more volatile underliers such as emerging markets or energy assets, Buffered PLUS provide limited protection against a loss at maturity and enhanced upside exposure, subject to a maximum return at maturity.
In exchange for protection against a modest decline at maturity, Buffered PLUS tend to have lower caps as compared to Bull PLUS.

HOW BUFFERED PROtECtiON WORKS
If the underlier has declined at maturity, as long as it has not declined by more than the Buffer Level (usually 10--20% below the underlier's initial level), the Buffered PLUS will redeem for par. However, if the underlier closes below the Buffer Level, the Buffered PLUS will return par minus any decline below the Buffer Level. For example, if the Buffer Level is set 15% below the underlier's initial level and at maturity the underlier has declined by 20%, the Buffered PLUS will redeem for a 5% loss (or 95% of the amount initially invested).

SAMPLE TERMS

---------------------------------------
UNDERLIER                      XYZ
---------------------------------------
MATURITY                    13 Months
---------------------------------------
UPSIDE LEVERAGE               200%
---------------------------------------
MAXIMUM PAYMENT AT MATURITY   114%
---------------------------------------
BUFFER LEVEL                   15%
---------------------------------------
This example is for hypothetical purposes only.
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BUFFERED PLUS SAMPLE RETURNS AT MATURITY

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Buffered PLUS can be used by investors who are moderately bullish and wish to complement a long position with a more defensive strategy.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.
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Bear PLUS

Leveraged inverse exposure subject to a maximum return at maturity, with 80%
downside risk

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Bear PLUS are designed to generate positive returns in a declining market.

Traditional "short" strategies can be risky and may be difficult for individual investors to implement. Because of their leverage feature and very limited floor on principal loss at maturity, Bear PLUS can be an effective way for investors to execute a bear market view or to hedge a portfolio.

Bear PLUS typically pay a return equal to up to three or four times any market decline subject to a maximum return at maturity. If the underlier instead appreciates at maturity, Bear PLUS will redeem for a loss. Unlike a traditional short position, where potential loss is unlimited, Bear PLUS loss can be limited to a percentage of the amount invested, 80% for example. An investor in
Bear PLUS is not required to post any collateral, or pay any "carrying costs,"
that might be required to invest in a traditional short strategy.

SAMPLE TERMS

---------------------------------------
UNDERLIER                      XYZ
---------------------------------------
MATURITY                    13 Months
---------------------------------------
DOWNSIDE LEVERAGE             400%
---------------------------------------
MAXIMUM PAYMENT AT MATURITY   132%
---------------------------------------
MAXIMUM LOSS AT MATURITY      80%
---------------------------------------
This example is for hypothetical purposes only.
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BEAR PLUS SAMPLE RETURNS AT MATURITY

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Because of the Bear PLUS's high leverage factor, a small allocation could benefit an investor's portfolio if markets decline.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.
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Who Should Consider Investing in PLUS?

While investors' risk tolerance and market views vary, PLUS may provide an opportunity to improve the risk and return profile of a traditional investment portfolio.

A market leader in equity, currency, fixed income and commodity markets, Morgan
Stanley is well-positioned to deliver innovative solutions to help meet our clients' specific investment needs. We continue to extend our range of
Structured Investment offerings beyond traditional asset classes, and today our product platform includes Structured Investments that cover many segments of the financial markets, giving you the opportunity to diversify underlying asset class exposure. However, all payments on the PLUS are subject to the credit risk of the issuer.

Your Financial Advisor can help you determine how PLUS might work best in your portfolio, based on your unique investment goals, time horizon and risk preferences.

For more information on PLUS or other Morgan Stanley Structured Investments offerings, please contact your Financial Advisor.
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Selected Risk Considerations

PLUS GENERALLY DO NOT PAY INTEREST OR GUARANTEE RETURN OF PRINCIPAL
The terms of the PLUS differ from those of ordinary debt securities in that the
PLUS do not pay you interest or guarantee payment of the principal amount at maturity. If the value of the underlying asset at maturity has declined over the term of a Bull PLUS or appreciated over the term of a Bear PLUS, investors will receive an amount of cash with a value less, and possibly significantly less, than the principal amount of the PLUS.

YOUR APPRECIATION POTENTIAL IS LIMITED
The appreciation potential of the PLUS is generally limited by the maximum payment at maturity. Although the leverage factor provides increased exposure to any increase, in the case of a Bull PLUS, or decrease, in the case of a Bear
PLUS, in the value of the underlying asset at maturity, the payment at maturity will never exceed the maximum payment at maturity. The effect of the leverage factor will be progressively reduced as the value of the underlying asset approaches a level that will result in a payment at maturity equal to the maximum payment at maturity.

AN INVESTMENT IN STRUCTURED INVESTMENTS INVOLVES RISKS. THESE RISKS CAN
INCLUDE, BUT ARE NOT LIMITED TO:

[]   Changes in the value of the underlying asset at any time
[]   The volatility (frequency and magnitude of changes in value) of the underlying asset maturity
[]   Loss of principal interest
[]   Limits on participation in potential appreciation of the underlying asset
[]   Limited liquidity
[]   Changes in the interest and yield rates in the market
[]   Time remaining to
[]   Conflicts of
[]   Issuer credit risk

ALL PAYMENTS ON STRUCTURED INVESTMENTS ARE SUBJECT TO THE CREDIT RISK OF THE
ISSUER
Investors are dependent on the issuer's ability to pay all amounts due on
Structured Investments, including at maturity, and therefore investors are subject to the credit risk of the issuer. Structured Investments are not guaranteed by any other entity. If the issuer defaults on its obligations, a
Structured Investment, the investment would be at risk and an investor could lose some or all of its investment. As a result, the market value of the
Structured Investment prior to maturity will be affected by changes in the market's view of the issuer's creditworthiness. Any actual or anticipated decline in the issuer's credit ratings or increase in the credit spreads charged by the market for taking credit risk of the issuer is likely to adversely affect the market value of the Structured Investment.
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Selected Risk Considerations (continued)

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL
ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES
Assuming no change in market conditions or any other relevant factors, the price, if any, at which the issuer is willing to purchase PLUS at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the PLUS and the costs of hedging its obligations under the PLUS that will be included in the original issue price.
The cost of hedging includes the projected profit that the issuer's subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any such prices may differ from values determined by pricing models used by the issuer, as a result of dealer discounts, mark-ups or other transaction costs.

NO RIGHTS IN THE UNDERLYING ASSETS
Holders of PLUS will have no rights associated with or interests in any underlying asset, nor do they have voting rights to receive dividends or other distributions with respect to the underlying investment.

Investing in Structured Investments is not equivalent to investing in the underlying assets. Clients should carefully consider the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment, before investing in any Morgan Stanley Structured Investments.
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Important Information

This material was prepared by sales, trading or other nonresearch personnel of
Morgan Stanley Smith Barney (together with its affiliates, hereinafter "Morgan
Stanley"). This material was not produced by a Morgan Stanley or a Citigroup research analyst. These views may differ from those of the Morgan Stanley and
Citigroup fixed income or equity research department or others in the firm.

An investment in Morgan Stanley Structured Investments may not be suitable for all investors. These investments involve risks. The appropriateness of a particular investment or strategy will depend on an investor's individual circumstances and objectives. This material does not provide individually tailored investment advice nor does it offer tax, regulatory, accounting or legal advice.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

"PLUS" is a service mark of Morgan Stanley.

"Standard and Poor's,([R])" "S-and-P,([R])" "S-and-P 500,([R])" "Standard and
Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use.

"Dow Jones Industrial Average,(SM)" "Dow Jones,(SM)" and "DJIA(SM)" are service marks of Dow Jones and Company, Inc. and have been licensed for use.

"MSCI EAFE Index([R])" is a trademark of Morgan Stanley Capital International
Inc. and has been licensed for use.

The "NASDAQ,([R])" "NASDAQ-100,([R])" "Nasdaq Global Market(SM)" and
"NASDAQ-100 Index([R])" are trademarks or service marks of The Nasdaq Stock
Market, Inc. and have been licensed for use.

This material is not for distribution outside the United States of America.
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Morgan Stanley
        Smith Barney

www.morganstanleysmithbarney.com